Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Excluding Interest on Deposits
Income before income taxes	$19,098	$22,070	$7,963	$14,733	$2,535	$205
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(236)	(152)	(222)	(66)	212	596
Fixed charges:
Interest expense	6,652	9,688	9,855	11,359	14,754	18,618
1/3 of net rent expense (1)	665	945	1,023	1,091	1,092	1,072
Total fixed charges	7,317	10,633	10,878	12,450	15,846	19,690
Preferred dividend requirements	1,910	2,067	1,506	1,746	968	158
Fixed charges and preferred dividends	9,227	12,700	12,384	14,196	16,814	19,848
Earnings	$26,179	$32,551	$18,619	$27,117	$18,593	$20,491
Ratio of earnings to fixed charges	3.58	3.06	1.71	2.18	1.17	1.04
Ratio of earnings to fixed charges and preferred dividends	2.84	2.56	1.50	1.91	1.11	1.03

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
Including Interest on Deposits
Income before income taxes	$19,098	$22,070	$7,963	$14,733	$2,535	$205
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(236)	(152)	(222)	(66)	212	596
Fixed charges:
Interest expense	7,388	10,549	10,935	12,755	16,744	21,620
1/3 of net rent expense (1)	665	945	1,023	1,091	1,092	1,072
Total fixed charges	8,053	11,494	11,958	13,846	17,836	22,692
Preferred dividend requirements	1,910	2,067	1,506	1,746	968	158
Fixed charges and preferred dividends	9,963	13,561	13,464	15,592	18,804	22,850
Earnings	$26,915	$33,412	$19,699	$28,513	$20,583	$23,493
Ratio of earnings to fixed charges	3.34	2.91	1.65	2.06	1.15	1.04
Ratio of earnings to fixed charges and preferred dividends	2.70	2.46	1.46	1.83	1.09	1.03

(1)	Represents an appropriate interest factor.